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                             Exhibit 4(E)

                                                       November 27, 1996


Unitel Video, Inc.
515 West 57th Street
New York, New York 10019

Attention:  Barry Knepper - Chief Executive Officer

     Re:  Waiver and Agreement to Amend Financial Covenants
          -------------------------------------------------

Dear Mr. Knepper:

     Reference is made to the Second Amended and Restated Credit Agreement dated as of December 12, 1995, as waived by a Letter Agreement dated April 12, 1996, and as further waived by a Letter Agreement dated July 29, 1996 (as so waived, the "Credit Agreement") between Unitel Video, Inc. (the "Borrower") and The Chase Manhattan Bank (successor by merger to The Chase Manhattan Bank, N.A.; the "Bank"). Any term used herein and not otherwise defined herein shall have the meaning assigned to such term in the Credit Agreement.

     The Borrower and Bank have agreed to amend and waive certain provisions of the Credit Agreement as hereinafter set forth.

     The Borrower has advised the Bank that because the Borrower and its Consolidated Subsidiaries had (1) for the Quarterly Date ended August 31, 1996 a Consolidated Tangible Net Worth of Fifteen Million Three Hundred Eighty-One Dollars (($15,381,000), and (2) for the prior four quarters (taken as a whole) ending on August 31, 1996 a ratio of (1) the sum of (a) Consolidated Earnings Before Interest, Taxes and Depreciation for such period, less (b) Five Million Dollars ($5,000,000) to (2) the sum of (a) Consolidated Interest Expense for such period, due (b) Consolidated Current Portion of Long Term Debt as of the first day of such period, plus (c) Cash Dividends paid during such period, plus (d) Consolidated Taxes payable for such period, of .31 to 1.00, there are Events of Default due to a violation of each of Section 7.01, MINIMUM CONSOLIDATED TANGIBLE NET WORTH, and Section 7.03, CASH FLOW RATIO, of the Credit Agreement.

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     The Borrower has requested that the Bank waive such Events of Default.
Subject to the conditions of effectiveness set forth below, the Bank hereby waives the Borrower's and its Consolidated Subsidiaries' compliance with
Section 7.01, MINIMUM CONSOLIDATED TANGIBLE NET WORTH for the Quarterly Date ended August 31, 1996 and Section 7.03, CASH FLOW RATIO, for the prior four quarters (taken as a whole) ending on August 31, 1996. The Bank does not waive any future noncompliance by the Borrower and its Consolidated Subsidiaries with either such Section.

    This is to advise the Borrower that the Bank has agreed to amend the Credit Agreement by deleting each of the financial convenants set forth in
Article VII, FINANCIAL COVENANTS and by substituting in their place (1) financial covenants identical to each of the financial covenants set forth in the First Amendment to Heller Loan Agreement dated November 26, 1996 attached hereto as Exhibit A, and (2) a Maximum Consolidated Capital Expenditure covenant identical to Section 6.2 of the Heller Loan Agreement. The Bank's agreement to amend the financial covenants is subject to the execution of documentation satisfactory to the Bank to reflect such amendment.

     The Waiver and Agreement to Amend shall become effective on the date when the Borrower shall have paid to the Bank an amendment fee of Five Thousand Dollars ($5,000).

     The execution and delivery of this Waiver and Agreement to Amend shall not, except as specifically provided above, constitute a waiver of any right, power or remedy of the Bank under the Credit Agreement or any Loan Documents or any other document related thereto, and, except as specifically provided above, the Credit Agreement, each Loan Document and each other document related thereto shall remain in full force and effect and are hereby ratified and confirmed.

     The Borrower agrees to reimburse the Bank on demand for all out-of-pocket costs, expenses and charges (including, without limitation, all fees and charges of external legal counsel for the Bank) incurred by the Bank in connection with the preparation, reproduction, execution and delivery of this Waiver and Agreement to Amend, the amendment to financial covenants contemplated herein and any other instruments and documents to be delivered hereunder. In addition, the Borrower shall pay any and all stamp and other taxes and fees payable or determined to be payable in connection with the execution and delivery, filing or recording of this Waiver and Agreement to Amend and the other instruments and documents to be delivered hereunder, and agrees to save the Bank harmless from and against any


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and all liabilities with respect to or resulting from any delay in payling or omission to pay such taxes or fees.

     If the Borrower agrees to the foregoing, please evidence such agreement by executing at least three (3) counterparts of this Waiver and Agreement to Amend in the space provided below and by returning said executed counterparts to the Bank at 1411 Broadway, 5th Floor, New York, New York 10018, Attention: Randall J. Berini, whereupon this Waiver and Agreement to Amend shall be a binding agreement between the Borrower and the Bank.

     This Waiver and Agreement to Amend may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument, and any party hereto may execute this Waiver and Agreement to Amend by signing any such counterpart.


                                              Very truly yours,

                                              THE CHASE MANHATTAN BANK
                                               (successor by merger to
                                              The Chase Manhattan Bank, N.A.)

                                              By  /s/ Randall J. Berini
                                                 ----------------------------
                                                 Name:
                                                 Title: Vice President

AGFREED AND ACCEPTED TO:

UNITEL VIDEO, INC.

By  /s/ Barry Knepper
   ------------------------
   Name:
   Title: CEO